September 14, 2005

By U.S. Mail and FAX 011-506-282-4162


Mr. Michael N. Caggiano
President and Chief Executive Officer
Central American Equities Corp.
Interlink 964
PO Box 02-5635
Miami, FL  33102

Re:  		Central American Equities Corp.
File No.:	0-24185


Dear Mr. Caggiano:

      Item 310(b) of Regulation S-B requires that interim financial statements filed under cover of Form 10-QSB be reviewed by an independent public accountant using applicable professional standards and procedures. It has come to our attention that your March 31 and
June 30, 2005 Forms 10-QSB do not comply with this requirement because Clyde Bailey is no longer providing audit or review services for public companies. It also has come to our attention that Clyde
Bailey is no longer your auditor of record, which you confirmed in our phone call today.

      Accordingly, because the interim financial statements were not
reviewed by an independent public accountant prior to the filing of
the Forms 10-QSB, those reports will not be considered to have been
filed in a timely manner for purposes of Forms S-2 and
S-3.  In addition, until you have obtained a review of your
interim
financial statements filed under cover of Form 10-QSB,
registration
statements under the Securities Act of 1933 and post-effective amendments to registration statements will not be declared effective.
In addition, offerings should not be made pursuant to effective registration statements, including Form S-8, or pursuant to Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until the required review is completed.

	You should immediately amend the Forms 10-QSB to prominently disclose in Note 1 to the financial statements that the financial statements were not reviewed in accordance with Item 310 of Regulation S-B. Once the review of the financial statements have been completed by an independent registered accountant, file amendments to the Forms 10-QSB to remove the disclosures regarding the lack of a SAS 100 review.

      Refer to Part I of your Forms 10-QSB. Your Forms 10-QSB did not include Item 3. Controls and Procedures, which should provide the disclosures required by Items 307 and 308(c) of Regulation S-B. Since the financial statements in your Forms 10-QSB were not reviewed when previously filed, and you failed to provide the disclosures required by Part I, Item 3 of Form 10-QSB, you should carefully evaluate whether or not the company maintained adequate disclosure controls and procedures. You should also reevaluate the adequacy of the certifications filed with your Forms 10-QSB regarding both disclosure controls and internal controls, in light of the lack of a review. Please note that the company`s evaluation of disclosure controls and procedures should be as of the reporting period end. See Item 307 of Regulation S-B. Please revise the disclosures accordingly in the amended Forms 10-QSB.

      In addition, you should immediately file an Item 4.1 Form 8-K to disclose the resignation of Clyde Bailey. Please ensure that the
Form 8-K provides all of the disclosures required by Item 304 of Regulation S-B. The company should provide Clyde Bailey with a copy of the disclosures and request he provide you with a letter indicating his agreement or disagreement with the disclosures. That letter should be filed as Exhibit 16 to the Form 8-K. If that letter is not available at the time of filing the Form 8-K, it should be filed by amendment as soon as possible. Until the company files the
Item 4.1 Form 8-K and amended Forms 10-QSB after review by an independent registered accountant, the company is not considered current in its filings.

      If you have any questions, please contact me at 202-551-
3511.


								Sincerely,




								Louise M. Dorsey
      Associate Chief Accountant

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Mr. Michael N. Caggiano
Central American Equities Corp.
September 14, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

         DIVISION OF
CORPORATION FINANCE
Mail Stop 5546